Exhibit 99.1

Costamare Inc. Announces the Signing of Shipbuilding Contracts and Chartering Agreements for Two Newbuild Containerships

Athens, Greece – November 2, 2015 -- Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that together with its partner York Capital, it has ordered from Jiangsu New Yangzi Shipbuilding Co., Ltd. two newbuild containerships, each of approximately 3,800 TEU capacity. The two newbuildings are expected to be delivered in the first and second quarter of 2018 respectively and upon delivery will commence a seven-year time charter to members of Hamburg Süd Group.

The vessels will be jointly owned by Costamare and York Capital holding respectively 49% and 51%.

The acquisition is expected to be financed with cash from operations and debt pursuant to a committed Term Sheet with a leading Asian financial institution.

Management Commentary

Gregory Zikos, Chief Financial Officer of the Company, said: “The completion of our latest transaction marks a major milestone in our highly valued relationship with Hamburg Süd. In a challenging market environment we will continue to source and execute transactions, which will benefit our shareholders.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 41 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 470,000 TEU, including 12 newbuild containerships on order and one secondhand vessel to be delivered. Eighteen of our containerships, including 12 newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com